Registration Statement No. 333-274116

Filed Pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement

dated February 11, 2025

(To Prospectus dated August 21, 2023)

FLOWERS FOODS, INC.

Pricing Term Sheet

$500,000,000 5.750% Senior Notes due 2035

$300,000,000 6.200% Senior Notes due 2055

February 11, 2025

Issuer:	Flowers Foods, Inc.

Securities:	5.750% Senior Notes due 2035 (the “2035 Notes”) 6.200% Senior Notes due 2055 (the “2055 Notes”)

Offering Format:	SEC Registered

Ratings*:	Moody’s: Baa3 (stable) S&P: BBB (negative) Fitch: BBB- (stable)

Trade Date:	February 11, 2025

Settlement Date**:	February 14, 2025 (T+3)

	2035 Notes	2055 Notes

Principal Amount:	$500,000,000	$300,000,000

Maturity Date:	March 15, 2035	March 15, 2055

Coupon:	5.750%	6.200%

Price to Public:	99.818% of the principal amount	99.330% of the principal amount

Benchmark Treasury:	4.250% due November 15, 2034	4.250% due August 15, 2054

Benchmark Treasury Price and Yield:	97-27+; 4.523%	92-04; 4.749%

Spread to Benchmark Treasury:	+125 bps	+150 bps

Yield to Maturity:	5.773%	6.249%

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2025	March 15 and September 15, commencing September 15, 2025

Day Count Convention:	30/360

Optional Redemption:

Prior to December 15, 2034 (three months prior to the maturity date of the 2035 Notes) (the “2035 Notes Par Call Date”), the Issuer may redeem the 2035 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

Prior to September 15, 2054 (six months prior to the maturity date of the 2055 Notes) (the “2055 Notes Par Call Date”), the Issuer may redeem the 2055 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2035 Notes matured on the 2035 Notes Par Call Date) on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the preliminary prospectus supplement) applicable to the 2035 Notes plus 20 basis points less (b) interest accrued to the date of redemption, and

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2055 Notes matured on the 2055 Notes Par Call Date) on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the preliminary prospectus supplement) applicable to the 2055 Notes plus 25 basis points less (b) interest accrued to the date of redemption, and

	(2) 100% of the principal amount of the 2035 Notes to be redeemed,	(2) 100% of the principal amount of the 2055 Notes to be redeemed,

	plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.	plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the 2035 Notes Par Call Date, the Issuer may redeem the 2035 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2035 Notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the 2055 Notes Par Call Date, the Issuer may redeem the 2055 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2055 Notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Special Mandatory Redemption:

The 2035 Notes and the 2055 Notes will be mandatorily redeemable at 101% of the principal amount thereof plus accrued and unpaid interest from the date of initial issuance, or the most recent date to which interest has been paid or provided for, whichever is later, to, but excluding, the special mandatory redemption date, in the event that (i) the Simple Mills Acquisition (as defined in the preliminary prospectus supplement) is not consummated on or prior to the later of (x) April 7, 2025 (as such date may be extended in accordance with the Merger Agreement (as defined in the preliminary prospectus supplement) to October 7, 2025) (the “Termination Date”) or (y) the date that is five business days after any later date to which the parties to the Merger Agreement may agree to extend the Termination Date in the Merger Agreement, or (ii) the Issuer notifies the series trustee in writing that it will not pursue consummation of the Simple Mills Acquisition.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	343498 AD3 / US343498AD32	343498 AE1 / US343498AE15

Joint Book-Running Managers:	BofA Securities, Inc. Deutsche Bank Securities Inc. RBC Capital Markets, LLC Wells Fargo Securities, LLC

Co-Managers:	PNC Capital Markets LLC Rabo Securities USA, Inc. Regions Securities LLC Truist Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold the 2035 Notes or the 2055 Notes. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

**Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes prior to the date that is one business day preceeding the settlement date will be required, by virtue of the fact that the Notes initially will settle T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their own advisors.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and an accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Issuer has filed with the SEC, including the preliminary prospectus supplement, for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you request it by contacting: BofA Securities, Inc. toll free at 1 (800) 294-1322, Deutsche Bank Securities Inc. at 1 (800) 503-4611, RBC Capital Markets, LLC toll free at 1 (866) 375-6829 and Wells Fargo Securities, LLC toll free at 1 (800) 645-3751.

ANY LEGENDS, DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH LEGENDS, DISCLAIMERS OR OTHER NOTICES HAVE BEEN AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER SYSTEM.